Filed by Nuveen Arizona Premium Income Municipal Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Arizona Dividend Advantage Municipal Fund

Commission File No. 811-09459

Nuveen Arizona Dividend Advantage Municipal Fund 2

Commission File No. 811-10553

Nuveen Arizona Dividend Advantage Municipal Fund 3

Commission File No. 811-21157

Urgent Request

PLEASE SUBMIT YOUR VOTE TODAY

Dear Shareholder:

We have sent you proxy materials regarding the Annual Meeting of Shareholders originally scheduled for October 12, 2012. Due to low voter participation, the meeting has been further adjourned. The meeting will reconvene on March 11, 2013 at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL. To date, our records indicate that we have not yet received your vote. If you have already voted, please disregard this notice and thank you.

For the reasons set forth in the proxy materials, the Board of Trustees recommends that you vote “FOR” the proposal. Your vote is important no matter how many shares you own. We urge you to act promptly in order to avoid the cost of additional solicitation.

The proxy information we sent you contains important information regarding the fund reorganization proposal. Please read the materials carefully. If you should have any questions regarding the proposal, or need duplicate proxy materials, please contact Computershare Fund Services at 1-888-916-1753. Representatives are available Monday through Friday between the hours of 9:00 a.m. and 11:00 p.m. and Saturday from 12:00 p.m. to 6:00 p.m. Eastern time. A copy of the proxy materials are also available on the web, free of charge, at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

For your convenience, please utilize any of the following methods to submit your vote:

1. By Internet.

Log on to www.proxyvote.com, enter the control number printed on the voting instruction form(s), and follow the simple online instructions.

2. By Touch-Tone Phone.

Call the toll-free number found on your voting instruction form, and follow the simple instructions.

3. By Speaking to a Proxy Specialist.

Call 1-888-916-1753 to speak to a live proxy specialist. We can answer your questions and assist with voting.

3. By Mail.

Simply return your signed and dated voting card(s) or proxy instruction form in the envelope provided.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES TODAY!

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